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Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
December 23, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Investment Funds (Invesco Investment Funds) File Nos: 811-05426 and 033-19338
Dear Mr. Di Stefano:
     On behalf of AIM Investment Funds (Invesco Investment Funds) below (the “Registrant”), you will find the Registrant’s responses to the comments conveyed by you in December, 2010, with regard to Post-Effective Amendment No. 101 under the Securities Act of 1933 and Amendment No. 102 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 21, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 23, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
Invesco Pacific Growth Fund
1. Comment: Delete the footnote to the fee table regarding the redemption fee. You may add this as parenthetical phrase to the Shareholder Fees table.
     Response: The requested change has been made.

Vincent Di Stefano
Division of Investment Management
December 23, 2010

2. Comment: Remove the first footnote following the fee table that refers to estimated amounts of “Other Expenses” and “Total Annual Operating Expenses” as this Fund is not new.
Response: The Registrant respectfully declines to take this comment. The Fund was registered with the SEC during February, 2010. On June 1, 2010, the Fund acquired the assets of a corresponding fund formerly advised by Morgan Stanley or Van Kampen. As such, the Fund has not completed a full fiscal year under Invesco service agreements and pricing methodologies, and amounts for “Other Expenses” and “Total Annual Fund Operating Expenses” will be estimated until the Fund has been advised by Invesco Advisers, Inc. for a complete fiscal year.
3. Comment: The first sentence of the first paragraph in the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, states, “The Fund will normally invest...in common stocks...and other securities...” In what types of other securities will the Fund invest?
Response: The sentence has been revised to state, “The Fund will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks (including depositary receipts) and preferred stocks of companies which have a principal place of business in, or which derive a majority of their revenues from business in, Asia, Australia or New Zealand (including emerging market or developing countries).”
4. Comment: The first sentence of the fourth paragraph in the sections entitled, “Principal Investment Strategies of the Fund” and “Investment Objectives, Strategies, Risks and Portfolio Holdings”, states, “The Fund may utilize forward foreign currency exchange contracts...” Remove the word “may”.
Response: We have deleted the word, “may,” and revised the sentence to read: “The Fund utilizes from time to time forward foreign currency exchange contracts...”
4. Comment: In the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks,” the risk for “Common Stock and Other Equity Securities” refers to “...stock and other equity security values fluctuate...” What other equity securities does the Fund invest in?
Response: The heading of the risk has been revised to “Equity Securities.”
5. Comment: In the section, “Fund Summary — Principal Risks of Investing in the Fund,” and “Investment Objectives, Strategies, Risks and Portfolio Holdings — Principal Risks,” consider adding small/mid capitalization risk, derivatives risk and risks of investing in Pacific Rim countries.
Response: Small/mid capitalization risk and derivatives risk have been added to the sections, “Fund Summary — Principal Risks of Investing in the Fund,” and, “Investment Objectives, Strategies, Risks and Portfolio Holdings — Principal Risks”. We will take the inclusion of a risk of investing in Pacific Rim countries under advisement for this Fund’s next annual update.

Vincent Di Stefano
Division of Investment Management
December 23, 2010

5. Comment: Revise the second footnote to the “Average Annual Total Returns” table.
Response: The second footnote to the “Average Annual Total Returns” table has been deleted and the chart has been replaced by a paragraph stating that no performance information is provided for Institutional Class shares of Invesco Pacific Growth Fund because they have not had a calendar year of performance.
7. Comment: Are derivatives a principal investment strategy of the Fund? If so, add in summary and statutory sections of the Prospectus.
Response: A derivatives strategy appears in “Fund Summary — Principal Investment Strategies of the Fund” and “Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Investment Strategies” and the derivatives risk appears in “Fund Summary — Principal Risks of Investing in the Fund” and Investment Objective, Strategies, Risks and Portfolio Holdings — Principal Risks.”
8. Comment: The eighth paragraph of the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks,” contains strategy disclosure. Move this language to the strategy sections of the Prospectus.
Response: The requested change has been made.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel